Exhibit 99.1

788 — 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-368
May 3, 2018

Platinum Group Metals Ltd. Announces

US$3.19 million Strategic Investment

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group”, “PTM” or the “Company”) announces that Hosken Consolidated Investments Limited (“HCI”) has agreed to make a strategic investment in the Company which will result in HCI owning, through a subsidiary, 10.0% of PTM’s issued and outstanding shares.  HCI has entered into a subscription agreement with the Company, on a private placement basis, for the purchase of 16,767,778 units (the “Units”) at a price of US$0.19 per unit for gross proceeds of US$3,185,878 (the “Private Placement”).  Each Unit will consist of one common share and one-half common share purchase warrant, with each full common share purchase warrant allowing HCI to purchase one further common share of the Company at a price of US$0.24 per share for a period of three years from the date of closing of the Private Placement.

HCI is a South African black empowerment investment holding company with a US$1.1 billion market capitalization, listed on the JSE Securities Exchange.  HCI’s major shareholder is the Southern African Clothing and Textile Workers’ Union.  The group is involved in a diverse group of investments including hotel and leisure; interactive gaming; media and broadcasting; transport; mining; clothing; and properties.

Closing of the Private Placement is subject to customary closing conditions, including stock exchange approvals.  Pursuant to the subscription agreement and upon completion of the Private Placement, HCI will be entitled to nominate one person to be appointed to the board of directors of the Company and will have a right to participate in future equity financings of the Company to maintain approximately a 10.0% interest.

HCI’s nominee to the board of directors of Platinum Group will be Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI.  Mr. Copelyn joined HCI in 1997.  Prior to this he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers’ Union. He is also Chairman of E Media Holdings Ltd., Tsogo Sun Holdings Ltd., Deneb Investments Ltd. and Niveus Investments Ltd.

The Company intends to use the net proceeds of the Private Placement: (i) for repayment of debt due to Liberty Metals & Mining Holdings, LLC; and (ii) as permitted, for general corporate and working capital purposes.  A finder’s fee amounting to US$191,153 is to be paid in connection with the Private Placement.

Securities purchased by HCI pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States

Securities Act of 1933 (the “Act”), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company.

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President, CEO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion and use of proceeds of the Private Placement; the nomination of a new member to the board of directors of the Company; and future equity financings. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the inability to satisfy the closing conditions for the Private Placement; flexibility in the use of proceeds; delays in receipt of, or the inability to receive, the remaining proceeds of the Maseve Investments 11 (Pty) Ltd. (“Maseve”) sale transaction or to realize on the proceeds thereof; additional financing requirements and the uncertainty of future financing; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited

(“Waterberg JV Co.”) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; the Company’s ability to regain compliance with NYSE American continued listing requirements; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. or former shareholders of Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.